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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------
                                  SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              OMEGA WORLDWIDE INC.
                 ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                    68210B108
                      -------------------------------------
                      (CUSIP Number of Class of Securities)
 Ashbourne Consolidated Group Ltd.
 79 High Street                                  Michael E. Stansbury
 Eton, Slough                    with a copy to: Perkins Coie LLP
 United Kingdom SL4 6AF                          1201 Third Avenue, 40/th/ Floor
 44-1753 869 777                                 Seattle, Washington  98101
                                                 (206) 583-8888
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 12, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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                                  SCHEDULE 13D

------------------------                      ----------------------------------
CUSIP No.    68210B108                         Page 2 of 5 Pages
             ---------
--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ashbourne Consolidated Group Ltd.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[_]
                                                                         (b)[x]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2
    (d) or 2(e)
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United Kingdom
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
      NUMBER OF         1,074,412
                   -------------------------------------------------------------
        SHARES      8   SHARED VOTING POWER
     BENEFICIALLY       0
      OWNED BY
                   -------------------------------------------------------------
         EACH       9   SOLE  DISPOSITIVE POWER
      REPORTING         1,074,412
        PERSON
                   -------------------------------------------------------------
         WITH      10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       1,074,412
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [_]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.70%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON
       CO
---------- ---------------------------------------------------------------------

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Item 1. Security and Issuer.

        (a) The name of the Issuer is Omega Worldwide Inc. (the "Company").

        (b) The address of the Issuer is 900 Victors Way, Suite 345, Ann Arbor, MI 48108.

Item 2.  Identity and Background.

        (a) The name of the person filing this Schedule 13D is Ashbourne Consolidated Group Ltd. ("Ashbourne").

        (b) Ashbourne's business address is 79 High Street, Eton, Slough, United Kingdom SL4 6AF.

        (c) Ashbourne's business consists of the operation, through its subsidiaries, of approximately 140 nursing homes. Ashbourne, through its subisidiares, leases 40 of its nursing homes from Principal Healthcare Finance Ltd. (PHFL); PHFL is 33% owned by the Company.

        (d) During the last five years, Ashbourne has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Ashbourne has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information relating to the directors, executive officers and controlling persons of Ashbourne is set forth on Exhibit 99 to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

        Ashbourne purchased the shares of Common Stock covered by this Schedule 13D for a total price of $1,730,129. Funds for such purchase were obtained from Ashbourne's working capital.

Item 4. Purpose of Transaction

        Ashbourne has acquired the shares of Common Stock of the Company for general investment purposes. Ashbourne is considering plans or proposals which it believes might lead to the maximization of shareholder value. It has considered, but has not decided whether or not to pursue, possible courses of action with respect to the Company, including some or all of those set forth in
Item 4 of the General Instructions to Schedule 13D as follows:

        (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;





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        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors, or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

        Ashbourne intends to review from time to time, the possible courses of action referred to above and take such action with respect to the Company as they consider desirable in light of the circumstances then prevailing. Pending a decision whether or not to pursue any of such possible courses of action, and depending on market conditions and other factors, including possible waivers under the Company's Rights Plan, Ashbourne presently intends to continue to consider purchasing additional shares of the Company's Common Stock in the open market or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as it considers desirable. It also may determine to hold shares of the Company's Common Stock as an investment or to dispose of all or a portion of such shares.

Item 5. Interest in Securities of Omega Worldwide Inc

        (a) Ashbourne beneficially owns a total of 1,074,412 shares of Common Stock of the Company. Based on 12,354,553 shares of Common Stock outstanding as of December 31, 2001, Ashbourne beneficially owns 8.70% of the Company's outstanding Common Stock.

        (b) Ashbourne has sole power to vote and dispose of the shares of Common Stock.

        (c) On March 12, 2002, Ashbourne purchased an aggregate of 1,074,412 shares of Common Stock of the Company for an aggregate price of $1,730,129.

        (d) Not Applicable.

        (e) Not Applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of Omega Worldwide Inc

        Not Applicable.

Item 7. Material to be Filed as Exhibits

        Exhibit 99 - Information Relating to Directors of Ashbourne

                                          SIGNATURES

                                          After reasonable inquiry and to the
                                          best of my knowledge and belief, I
                                          certify that the information set forth
                                          in this statement is true, complete
                                          and correct.

                                          March 19, 2002

                                                           (Date)

                                          ASHBOURNE CONSOLIDATED GROUP LTD.


                                           By: /s/ Warren McInteer
                                              ----------------------------------
                                              Warren McInteer, Finance Director

                                      -3-